October 11, 2006

Mail Stop 4561

Mr. Patrick Carroll
Chief Financial Officer
Lexington Corporate Properties Trust
One Penn Plaza, Suite 4015
New York, NY 10119

Re:     **Lexington Corporate Properties Trust**
        **Form 10-K for the year ended December 31, 2005**
        **Filed March 14, 2006**
        **Form 8-K/A dated April 13, 2005**
        **Filed June 29, 2005**
        **File No. 1-12386**

Dear Mr. Carroll:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,


                                Steven Jacobs
                                Accounting Branch Chief